June 24, 2025

Guy Newman
Chief Financial Officer
Trutankless, Inc.
15900 North 78th Street, Suite 200
Scottsdale, AZ 85260

        Re: Trutankless, Inc.
            Form 10-K for the Year Ended December 31, 2023
            File No. 000-54219
Dear Guy Newman:

        We issued a comment to you on the above captioned filing on June 2, 2025. As of the date of this letter, this comment remains outstanding and unresolved. We expect you to provide a complete, substantive response to this comment by July 8, 2025.

         If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

       Please contact Ernest Greene at 202-551-3733 or Anne McConnell at 202-551-3709
with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Manufacturing